

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2022

Ryan F. Zackon
Chief Executive Officer
Smart for Life, Inc.
990 Biscayne Blvd., Suite 503
Miami, FL 33132

> **Re: Smart for Life, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed February 10, 2021**
> **File No. 333-261699**

Dear Mr. Zackon:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 8, 2022 letter.

Amendment 4 to Form S-1 filed on February 10, 2022

Risk Factors, page 25

1.   We note your response to prior comment 4. Please expand your second risk factor to disclose the estimated financing expense you expect to recognize when the future equity agreement shares are issued upon consummation of this IPO (page 13). Absent such disclosure, investors may be surprised by a material charge in the period of the IPO. Disclose also how such amount was determined. A corresponding disclosure in MD&A would be appropriate.

Financial Statements
Note 3, page F-10

2.   Please expand your newly added restatement disclosures to fully explain the $1,058,460 reduction in general & administrative expenses shown on page F-11. It is not clear why this expense category was impacted given that the error is described as impacting amortization expense and financing costs. Also, if the errors were all non-cash adjustments, please explain the material change in your reported operating cash flow.

You may contact Tara Harkins at 202-551-3639 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Louis A. Bevilacqua, Esq.